FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, September 9th.

Next week will be an extremely important one for US Airways and America West Airlines.

On Tuesday, America West's shareholders will vote on the merger. And on Thursday, the bankruptcy court hearing on our Plan of Reorganization will begin. When the hearing concludes, Judge Mitchell will render a decision approving or rejecting the plan.

His decision will become final ten days after he issues a written order. With a favorable decision, we will be able to emerge from Chapter 11 as the new, merged US Airways around the end of September or early October.

In a sense, we are like a runner who is nearing the finish line after a grueling marathon. It has demanded sacrifice. You have heard me say this before, and I will say it again -- your dedication and sacrifice is the reason we have been able to attract new investors.

As a result, we expect to become one of the country's best-positioned airlines. The new US Airways will be the first nationwide low-fare carrier. We will be financially stronger with a highly talented management team - including the new board of directors named Thursday.

Most importantly, we will have the best employees in the industry.

I again thank you for helping us get to this point. I realize that not everyone will stay with the new company. But whether you stay or leave, you all have contributed to the creation of our new airline and that is something to be proud of.

On a more somber note, it is now almost two weeks since Hurricane Katrina struck the Gulf States. The devastation and loss of life still dominates our thoughts.

Although US Airways is no longer being called upon to help with evacuations, we remain deeply involved in efforts to assist hurricane victims.

We are finding jobs for our New Orleans employees. Co-workers are donating uniforms. We have given hundreds of animal kennels to help house the pets of evacuees.

The fund we set up to help our New Orleans employees has reached the $10,000 mark, and that number is growing. We've made it easier to donate, which you can now do on theHub.

Your outpouring of generosity has been inspirational. At times like this, the true character of our employees shows. Thank you for rising to the occasion.

Through all of this, our operations are doing great. Thursday marked the 19th consecutive day that US Airways has exceeded its goal of 82 percent for arrivals within 14 minutes of schedule. US Airways Express has been ahead of goal every day this month.

And last Sunday, almost 96 percent of our flights arrived within 14 minutes of schedule, our best arrivals day in nearly two years. Great work.

My Bravo Zulu this week goes to JOE HIGGINBOTHAN, a mainline fleet service agent in Charlotte. Recently, bad weather forced a late night Express flight back to the airport after the staff had gone home.

Without hesitation, Joe met the plane, parked it, brought up the stairs, directed passengers to baggage service, and then retrieved their bags.

Joe, all I can say is outstanding. You went above and beyond the call.

Thanks for calling. I will talk with you again next week.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
 In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's Web site. Free copies of America West Holdings' SEC filings are also available on America West Holdings' Web site at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's Web site at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.